Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

November 5, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp. 2
Registration Statement on Form S-1
Filed September 26, 2014
File No. 333-1198988

Dear Mr. Riedler:

On behalf of our client Quinpario Acquisition Corp. 2 (the “Company”), we respond as follows to the Staff’s comment letter, dated October 23, 2014, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. In addition, this amendment updates certain of the disclosures contained in the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Austin Stephenson. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.	We note disclosure throughout the prospectus that your sponsor, officers, and directors have agreed to vote any shares of common stock in favor of an initial business combination and to waive rights to participate in any liquidation distribution. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

Securities and Exchange Commission

November 5, 2014

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff the arrangements between the sponsor, officers and directors will be set forth in a written letter agreement. In addition, the Company has revised the disclosure on page 6 to reflect the foregoing and will file the form of such letter agreement as Exhibit 10.1 as soon as possible.

Prospectus Summary

Management Operating and Investing Experience, pages 3-5

2.	We note that you have included extensive disclosure regarding the experience of your management in the prospectus summary, all of which is included on page 68 of your business section and in the management section beginning on page 75. Your prospectus summary should be brief and should not duplicate the detailed information from the body of your prospectus. Please substantially revise your prospectus summary to include only a brief overview of the key aspects of management’s experience.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the Registration Statement.

3.	In revising the prospectus summary, please specifically remove all references to the transaction values where you reference Quinpario 1. This detailed transaction-specific financial information is better suited for disclosure outside of the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary to remove all references to the transaction values where we referred to Quinpario 1.

4.	On page 5, you disclose that members of management are not required to devote any significant amount of time to your business and are involved with other businesses. Please revise your disclosure to approximate the hours per week or percentage of time that your officers and directors plan to devote to your company. Please revise the risk factor on page 28 to include this information as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 26 of the Registration Statement to indicate that the Company expects members of management to devote a reasonable amount of time to the Company’s affairs (which could range from only a few hours a week while the Company is trying to locate a potential target business to a majority of their time as the Company moves into serious negotiations with a target business for a business combination).

“We may not obtain a fairness opinion with respect to the target business...,” page 37

Securities and Exchange Commission

November 5, 2014

5.	We note that your risk factor discloses that if the company agrees to combine with a company affiliated with its management, an opinion regarding the fairness of the combination is required from an unaffiliated, independent investment banking firm. Please incorporate this information under a separate risk factor with a title specifically highlighting that the Company may acquire a business target from a company affiliated with management. Please also disclose that that officers, directors, or entities affiliated with them can purchase a minority interest in the acquisition target and cause potential conflicts of interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Registration Statement.

Capitalization, page 52

6.	Please tell us why it is appropriate to reflect your shares of common stock in the mezzanine in your “as adjusted” presentation at an amount that results in just over $5 million in total stockholders’ equity. Reference for us the authoritative literature you rely upon to support your position. In your response, please clarify why it is appropriate to reflect any amount in the mezzanine given that you control whether to pursue any potential business combination. Also in your response, please tell us why you do not reflect the redemption value of all publicly issued shares in the mezzanine as they are all redeemable if you do not complete a business combination within 24 months.

Response: The Company determined that the common stock subject to possible conversion/tender should be classified as temporary equity in accordance with the guidance in Topic S99 of ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

Accounting Series Release No. 268 requires equity instruments that are redeemable for cash or other assets to be classified outside of permanent equity (also referred to as “temporary equity”) if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event not solely within the control of the issuer. The terms of the Company’s amended and restated certificate of incorporation will require that the Company provide stockholders who purchased shares of common stock in this offering with the opportunity to either convert their shares in connection with a vote to approve a business combination or to tender their shares as part of a Company initiated tender offer in connection with such business combination. Accordingly, the shares do not have a mandatory redemption feature since, if no business combination is completed in the time period in which the Company is required to complete its initial business combination, the Company will only be required to redeem the public shares with the proceeds of the offering held in the trust account as part of its liquidation and dissolution of the Company.

Conversely, the shares attain permanent equity status only in the event that the Company completes a merger, acquisition or other type of business combination transaction within a contractually defined time period. In connection with the completion of such a transaction, the Company’s stockholders would have the following options available to them: (a) continue holding their shares as permanent equity instruments with no redemption provisions or (b) convert or tender them for cash.

Securities and Exchange Commission

November 5, 2014

Furthermore, the ability to consummate a potential business combination is not solely within the control of the Company. While the Company may control whether it pursues any potential business combination, the ability to in fact consummate such a transaction is completely contingent on factors outside of the control of the Company (such as the ability to negotiate and agree upon terms satisfactory to the Company and the availability of necessary information, financial or otherwise, with respect any proposed target business).

Based on the above facts and circumstances, the Company believes that the only time it would be appropriate to classify the above noted shares as permanent equity is if the Company completes a business combination transaction (which is an event not within the Company’s sole control) and the stockholder(s) elect to forego the opportunity to convert or tender their shares and hold them as common equity instruments. Unless and until a business combination transaction occurs, the redemption of the shares is not fixed nor is it certain to occur. Accordingly, the Company believes that until either of the outcomes is determined, that temporary equity classification is required in accordance with Topic S99 of ASC 480.

With respect to the amount of shares included within temporary equity, because the Company cannot consummate an initial business combination if it has less than $5,000,001 of net tangible assets, the Company has only included a number of shares within temporary equity that will result in the Company maintaining such minimum net tangible asset level. The remaining publicly issued shares cannot be converted or tendered as the Company would not then be able to consummate such a business combination. Accordingly, the Company believes it is appropriate to reflect within temporary equity only the shares subject to conversion/tender that will be permitted to convert/tender for the Company to consummate a business combination.

Conflicts of Interest, pages 81-82

7.	Please tell us whether the table on page 82 includes all the companies with which each of your officers and directors could have a conflict of interest involving the presentation of business opportunities. Please additionally confirm whether Japan Acquisition Corporation represents the only potential conflict with regard to your sponsor.

Response: The Company confirms that (i) the table on pages 82 and 83 of the Registration Statement, as amended hereby, sets forth all the companies with which the Company’s officers and directors could have a conflict of interest involving the presentation of business opportunities and (ii) Collabrium Japan Acquisition Corporation represents the only potential conflict the Company’s sponsor has in presenting potential target businesses to the Company.

Securities and Exchange Commission

November 5, 2014

General

8.	Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and will file all outstanding exhibits as soon as possible.

9.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company hereby confirms that it will not be using any graphics in the prospectus included in the Registration Statement.

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Jeffry N. Quinn
Quinpario Acquisition Corp. 2

Mr. Christian O. Nagler
Kirkland & Ellis LLP